September 28, 2017 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Kristi Marrone, Staff Accountant

Re:       SBA Communications Corporation

            Form 10-K for the fiscal year ended December 31, 2016

            Filed March 1, 2017

            File No. 001-16853

Dear Ms. Marrone:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated September 14, 2017, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2016. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Note 2. Summary of Significant Accounting Policies

Intercompany Loans, page F-15

1.      We note that the intercompany loan between Brazil Shareholder I, LLC and SBA Torres Brasil, Limitada is anticipated or planned to be settled in the foreseeable future. Please clarify the terms of the loan to support your assertion, given that the loan has been outstanding since 2014.

The Company entered into a loan agreement on November 25, 2014 to provide funding to its Brazilian subsidiary in contemplation of the subsidiary’s December 1, 2014 acquisition of assets from Oi, S.A. Pursuant to the loan agreement, the Company lent its Brazilian subsidiary US$455 million. The original loan agreement had a maturity date of the earlier of (1) thirty days after demand from the Company or (2) December 1, 2016. During July 2016, the Brazilian subsidiary repaid an aggregate of US$22.5 million of the principal amount of the loan. As amended on November 14, 2016, the maturity date of the loan was modified to (1) thirty days after demand from the Company or (2) December 1, 2021. While the Brazilian subsidiary is currently generating sufficient cash flow to repay the loan in the foreseeable future, the Company agreed to extend the repayment of this loan to allow for incremental investment in Brazil, in the form of additional tower acquisitions and new tower construction (which are funded from cash on hand). The

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GREENBERG TRAURIG, P.A. ◾ ATTORNEYS AT LAW ◾ WWW.GTLAW.COM

401 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 ◾ Tel: 954.765.0500 ◾ Fax 954.765.1477

Kristi Marrone

September 28, 2017

Company believes that this incremental investment in revenue producing assets will enhance the future cash flow and financial performance of the Brazilian subsidiary and its ability to repay in the foreseeable future. The Company has not in the past forgiven any intercompany loan arrangement and it does not intend to do so with respect to this loan arrangement. Under ASC Topic 830-20-35, intercompany loan arrangements “for which settlement is not planned or anticipated in the foreseeable future” are considered of a long-term investment nature. Based on the cash flow of the Brazilian subsidiary, the Company has from the initiation of the loan and today continues to, plan and anticipate that the loan will be repaid in the foreseeable future.

Schedule III – Real Estate and Accumulated Depreciation

2.	Please include Schedule III – Real Estate and Accumulated Depreciation in future filings, or tell us why you believe its inclusion is not required. Refer to Rule 5-04 of Regulation S-X.

We note that Rule 5-04 of Regulation S-X requires the filing of Schedule III “for real estate held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interest in real estate.” Additionally, we note Rule 5-04 provides that “real estate used in the business shall be excluded from the schedule.” Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts in the United States, Canada, Central America, and South America. Accordingly, we do not consider our tower sites (i.e. our real estate assets) to be held for investment. Rather, we consider the use of these assets to be an integral part of our business and critical to satisfying our tenants’ needs.

However, based on the comment from the Staff, the Company will include Schedule III – Real Estate and Accumulated Depreciation in future filings. We respectfully advise the Staff that as a result of the large volume of wireless infrastructure owned by the Company, including approximately 15,947 tower sites in the United States and its territories and approximately 10,615 tower sites in the Company’s international markets as of June 30, 2017, the Company believes that it would be impracticable to provide the information on Schedule III on a property-by-property basis. Furthermore, the gross amount at which the properties are carried is evenly dispersed over the 26,562 tower site properties the Company owned as of June 30, 2017, with no single property accounting for more than 1% of the total gross assets. Accordingly, we respectfully submit that the Company will file a Schedule III with its Form 10-K for the year ending December 31, 2017 and in subsequent future filings in a format substantially similar to that set forth below.

GREENBERG TRAURIG, P.A. ◾ ATTORNEYS AT LAW ◾ WWW.GTLAW.COM

Kristi Marrone

September 28, 2017

SBA COMMUNICATIONS CORPORATION

SCHEDULE III—SCHEDULE OF REAL ESTATE AND ACCUMULATED DEPRECIATION

Description	Encumbrances			Initial cost to company		Cost capitalized subsequent to acquisition		Gross amount carried at close of current period			Accumulated depreciation at close of current period			Date of construction	Date acquired	Life on which depreciation in latest income statement is computed
XX,XXX towers (1)	$	XXX,XXX	(2)		(3)		(3)	$	XXX,XXX	(4)	$	(XXX,XXX	)	Various	Various	Up to 20 years

(1)	No single site exceeds 1% of the aggregate gross amounts at which the assets were carried at the close of the period set forth in the table above.
(2)	As of December 31, 20XX, certain assets secure debt of $X billion.
(3)	The Company has omitted this information, as it would be impracticable to compile such information on a site-by-site basis.
(4)	Does not include those sites under construction.

2017
Gross amount at beginning	$	XXX,XXX
Additions during period:
Acquisitions(1)		XXX,XXX
Construction and related costs on new tower builds		XXX,XXX
Augmentation and tower upgrades		XXX,XXX
Land buyouts and other assets		XXX,XXX
Tower Maintenance		XXX,XXX
Other		XXX,XXX

Total additions		XXX,XXX

Deductions during period:
Cost of real estate sold or disposed		(XXX,XXX	)
Other		(XXX,XXX	)

Total deductions:		(XXX,XXX	)
Balance at end	$	XXX,XXX

(1)	Inclusive of changes between the final purchase price allocation and the preliminary purchase price allocations.

2017
Gross amount of accumulated depreciation at beginning	$	XXX,XXX
Additions during period:
Depreciation		XXX,XXX
Other		XXX,XXX

Total additions		(XXX,XXX	)
Deductions during period:
Amount of accumulated depreciation for assets sold or disposed		(XXX,XXX	)
Other		(XXX,XXX	)

Total deductions		(XXX,XXX	)

Balance at end	$	XXX,XXX

* * * *

GREENBERG TRAURIG, P.A. ◾ ATTORNEYS AT LAW ◾ WWW.GTLAW.COM

Kristi Marrone

September 28, 2017

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Brendan T. Cavanagh
SBA Communications Corporation
Thomas P. Hunt
SBA Communications Corporation

GREENBERG TRAURIG, P.A. ◾ ATTORNEYS AT LAW ◾ WWW.GTLAW.COM